

Mail Stop 3561

January 31, 2018

Chris Hong
Chief Executive Officer
Success Entertainment Group International, Inc.
215 North Jefferson
Box 591
Ossian, IN 46777

Re: **Success Entertainment Group International, Inc.**
     Registration Statement on Form S-1
     Filed January 3, 2018
     File No. 333-222396

Dear Mr. Hong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 39

1. Please include Item 402 disclosure for your fiscal year completed December 31, 2017. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 117.05.

Signatures, page 51

2. We note you two of your four directors signed the registration statement. Please have the registration statement signed by at least the majority of directors. Please also revise the table on page 36 to clarify, if true, that Mr. Tseng is a director of the company. Refer to Section 6(a) of the Securities Act and Instruction 1 to Signatures of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Kyle S. Sutton, Esq.
        Dacheng Law Offices